SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

{X}      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                            AND EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2001
              -----------------------------------------------------

                                       OR

{  }     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                            AND EXCHANGE ACT OF 1934

For the transition period from                       to
                               ---------------------    ------------------

Commission file number   0-16668
                        ----------

         A.       Full title of the plan and the address of the plan:

                  WSFS Financial Corporation
                  401(k) Savings and Retirement Plan
                  838 Market Street
                  Wilmington, DE  19899

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  WSFS Financial Corporation
                  838 Market Street
                  Wilmington, DE  19899

                              REQUIRED INFORMATION



The audited financial statements required are incorporated herein by reference from the Financial Statements and Supplemental Information, December 31, 2001, attached as Exhibit 1.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





WSFS Financial Corporation
401(k) Savings and Retirement Plan




DATE:          June 26, 2002                  \s\    Deborah A. Powell
                                              ---------------------------------
                                                     Deborah Powell
                                                     Executive Vice President

                           WSFS FINANCIAL CORPORATION
                       401(k) savings and retirement plan

                 Financial Statements and Supplemental Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN


                                Table of Contents



                                                                            Page

Independent Auditors' Report                                                   1

Statements of Net Assets Available for Benefits, December 31, 2001 and 2000    2

Statements of Changes in Net Assets Available for Benefits, Years ended
     December 31, 2001, 2000, and 1999                                         3

Notes to Financial Statements                                                  4

Schedules:

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
           December 31, 2001                                                   9

2    Schedule H, Line 4j - Schedule of Reportable Transactions, Year ended
           December 31, 2001                                                  10

                          Independent Auditors' Report



The Participants and Administrator
WSFS Financial Corporation
      401(k) Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings and Retirement Plan of WSFS Financial Corporation (the
Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for benefits as of December 31, 2001 and 2000, and changes in net assets available for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedules of assets (held at end of year) and reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                  /s/ KPMG LLP



May 31, 2002

                           WSFS FInancial Corporation
                       401(k) savings and retirement plan

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000




                                                        2001            2000
                                                     -----------     -----------

Assets:
    Investments (note 3)                             $16,698,779      14,490,634
                                                     -----------     -----------

    Receivables:
       Employer contributions                             82,751          37,995
       Loans to participants                             539,257         610,889
                                                     -----------     -----------

              Total receivables                          622,008         648,884
                                                     -----------     -----------

Net assets available for plan benefits               $17,320,787      15,139,518
                                                     ===========     ===========


See accompanying notes to financial statements.

                           WSFS FInancial Corporation
                       401(k) savings and retirement plan

           Statements of Changes in Net Assets Available for Benefits

                  Years ended December 31, 2001, 2000, and 1999



                                                2001          2000           1999
                                            -----------   -----------    -----------
Additions:
   Investment income:
       Interest and dividends               $   254,398       290,107        226,786
       Net appreciation (depreciation) in
           fair value of investments          1,791,453      (253,407)    (1,060,535)
                                            -----------   -----------    -----------

                                              2,045,851        36,700       (833,749)
                                            -----------   -----------    -----------

   Contributions:
       Employer                               1,004,158       884,609        754,431
       Participants                             847,225     1,477,399        697,657
                                            -----------   -----------    -----------

                                              1,851,383     2,362,008      1,452,088
                                            -----------   -----------    -----------

               Total additions                3,897,234     2,398,708        618,339

Deductions:
   Benefits paid                              1,715,965     1,943,908        732,186
                                            -----------   -----------    -----------

               Net increase (decrease)        2,181,269       454,800       (113,847)

Net assets available for plan benefits:
   Beginning of year                         15,139,518    14,684,718     14,798,565
                                            -----------   -----------    -----------

   End of year                              $17,320,787    15,139,518     14,684,718
                                            ===========   ===========    ===========


See accompanying notes to financial statements.

                           WSFS FInancial Corporation
                       401(k) savings and retirement plan

                          Notes to Financial Statements

                        December 31, 2001, 2000, and 1999



(1)    Description of Plan

       The purpose of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) is to encourage and assist employees in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement or the Summary Plan Description for a more complete description of the Plan's provisions.

       (a)    Eligibility

              All full- and part-time employees of WSFS Financial Corporation or its subsidiaries (the Employers) who were employed on or before June 30, 1993 were eligible to participate on the first of the month following 90 days of service. Employees hired after June 30, 1993 are eligible to participate following the completion of one year of continuous employment, 1,000 hours of service, and attainment of age 21.

       (b)    Contributions

              Participants may authorize the Employers to make payroll deductions under the Plan from 1% to 15% of their total compensation not to exceed $10,500 in 2001. The percentage contribution may be increased, decreased, revoked, or resumed at any time during the year. Such changes are effective as of the next pay period. Contributions made by participants are credited to their individual accounts and are made on a pre-tax basis assuming applicable regulations set forth in the Internal Revenue Code are satisfied.

              All contributions made by the Employers on participants' behalf are also on a pre-tax basis. The Employers' contributions to the Plan are made monthly and comprise the following:

              Company Matching Contribution - An employer matching contribution program was implemented effective July 1, 1993, under which the Employers matched 25% of the employee's contribution up to 6%. This matching contribution program was amended effective July 1, 1997, such that the Employers match 100% of the employee's contribution up to 5% of total compensation. The matching contribution is in the form of WSFS Financial Corporation common stock.

              Employer Base Profit Sharing Contribution - Effective July 1, 1993, the Employers implemented a profit sharing program. The program was amended and effective as of July 1, 1997. The contribution for each eligible participant is calculated as a fixed percentage of the participant's total compensation. Prior to that, the contribution was calculated on a pro rata basis of the participant's compensation in relation to the total compensation of all participants. The profit sharing contribution is in the form of WSFS Financial Corporation common stock and consists of two parts:

               o Base Contribution - Awarded quarterly based on the fixed percentage established at the beginning of the year.

               o Supplemental Contribution - Awarded at year-end or shortly thereafter in the event the Employers equaled or exceeded budgeted targets for the entire year.

                                       4                             (Continued)

                           WSFS FInancial Corporation
                       401(k) savings and retirement plan

                          Notes to Financial Statements

                        December 31, 2001, 2000, and 1999



              For the years ended December 31, 2001, 2000, and 1999, no Supplemental Contribution was made.

              Excess Flexible Benefit Funds - Under the Employers' BeneFlex programs, employees are provided a fixed amount of funds by the Employers that can be used to purchase optional employee benefits. In lieu of purchasing such benefits, employees may direct all or part of these funds to be contributed to the Plan on their behalf.

       (c)    Participants' Accounts

              Participants' accounts are credited for their contributions and the Employers' contribution made on their behalf. Participants' accounts are also credited with an allocation of the earnings or losses of the Plan fund in which each participant's account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants' account balances in that fund.

       (d)    Vesting

              All employee contributions are 100% vested and are not subject to forfeiture for any reason. Employer contributions that are forfeited by participants reduce future Employer contributions. Employer contributions were vested immediately for employees who enrolled in the Plan prior to June 30, 1993. The Plan's vesting schedule was amended as of July 1, 1997. The new vesting schedule applies to all participants who enrolled in the Plan after June 30, 1993. The table below shows the vesting schedule (old and amended) for employees who enrolled in the Plan after June 30, 1993.

                                                              Vested percentages
              Year of service  Vested percentages as amended  prior to amendment
              ---------------- -----------------------------  ------------------

                    0-1                     20%                       0%
                     2                      40%                       0%
                     3                      60%                       20%
                     4                      80%                       40%
                     5                     100%                       60%
                     6                     100%                       80%
                     7                     100%                      100%

       (e)    Withdrawals

              Participants' accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Employee contributions made subsequent to January 1, 1988 are made on a pre-tax basis, and withdrawals are subject to tax and, in certain instances, penalty. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to minimum distributions and annuity payments. Participant interest payments on loans, which are recorded as earnings, are made on a post-tax basis.

                                       5                             (Continued)

                           WSFS FInancial Corporation
                       401(k) savings and retirement plan

                          Notes to Financial Statements

                        December 31, 2001, 2000, and 1999


              Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988), which must be approved by the Employee Benefits Committee and can only be made for one of the following reasons:

               1.   Purchase of primary residence of the participant

               2.   Preservation of primary residence

               3.   Certain   medical   expenses  of  a  participant   or  their
                    dependents

               4. Tuition for the next semester or quarter of postsecondary education of the employee, spouse, or dependents.

              Hardship withdrawals are subject to applicable withholding taxes.

       (f)    Loan Provision

              Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is 10%. Interest paid on the loan is added to the participant's account balance. Loans are secured by the participant's interest in the Plan.

       (g)    Administrative Expenses

              Expenses relating to the administration of the Plan are paid by WSFS Financial Corporation. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are borne by the Plan participants.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements are prepared on the accrual basis of accounting. Revenues and expenses are recognized when earned or incurred in accordance with generally accepted accounting principles.

       (b)    Investments in Securities

              Investments in short-term securities are valued at cost that approximates market. Investments in mutual funds are valued at the net asset value of the fund, which is based on the quoted year-end market value of securities held by the fund. WSFS Financial Corporation common stock is valued at the year-end market price.

       (c)    Revenue Recognition and Method of Accounting

              The Plan records all transactions on an accrual basis. Investment income is recorded as earned. The Plan calculates realized gains and losses and unrealized appreciation and depreciation as the difference between market value and cost; IRS Form 5500 calculates realized gains and losses and

                                       6                             (Continued)

                           WSFS FInancial Corporation
                       401(k) savings and retirement plan

                          Notes to Financial Statements

                        December 31, 2001, 2000, and 1999



               unrealized   appreciation  and  depreciation  as  the  difference
               between market value at time of sale and market value at the prior period year-end.

       (d)    Fund Accounting for Income

              The mutual funds invest interest and dividend income within the fund to purchase more fund assets rather than distribute the income among investors in the fund.

(3)    Investments

       The following represents investments, at fair value, that are 5% or more of the Plan's net assets.

                                                               December 31,
                                                    ------------------------------------
                                                          2001                2000
                                                    -----------------    ---------------

       Schwab Institutional Advantage Money Fund    $      1,178,199            1,094,991
       Strong Government Securities Fund                     991,408              777,882
       Oakmark Fund                                               --            1,026,803
       Dreyfus Appreciation Fund                           1,365,147            1,617,243
       Dreyfus Small Company Value Fund                    1,419,357            1,107,632
       WSFS Financial Corporation common stock             7,937,048            5,791,651
       Vanguard Index 500                                  1,080,948            1,314,903
       Janus Worldwide Fund                                1,189,795            1,759,529
       Weitz Value                                         1,339,497                   --

       *Nonparticipant directed.

       During 2001, 2000, and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,791,453, $(253,407), and $(1,060,535), respectively, as follows:

                                 2001               2000           1999
                             --------------     ------------    -----------

       Mutual funds          $   (226,028)        (360,025)        764,845
       Common stock             2,017,481          106,618      (1,825,380)
                             --------------     ------------    -----------

        Total investments    $  1,791,453         (253,407)     (1,060,535)
                             ==============     ============    ===========

                                       7                             (Continued)

(4)    Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                       December 31,
                                                                ----------------------------
                                                                 2001             2000
                                                                -----------   --------------
       Net assets:
           WSFS Financial Corporation Common Stock and
                employer contribution receivable              $   8,019,799        5,829,646

                                                                         Years ended December 31,
                                                              -----------------------------------------
                                                                 2001            2000           1999
                                                              -----------    -----------   ------------
       Changes in net assets:
           Contributions                                     $ 1,002,953        948,726        836,121
           Interest and dividends                                 76,912         71,490         37,506
           Net appreciation (depreciation)                     2,017,481        106,618     (1,825,380)
       Benefits paid to participants                            (753,296)      (416,410)      (158,603)
       Transfers to participant-directed investments            (153,898)      (535,289)      (270,547)
                                                              -----------    -----------   ------------

                                                             $ 2,190,152        175,135     (1,380,903)
                                                              ===========    ===========   ============

(5)    Income Tax Status

       The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 26, 1987, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification.

       On February 28, 2002, the Plan was amended and restated, effective January 1, 1997. The Employers have requested an updated determination letter from the IRS, but have not yet received it for the amended and restated Plan. The Employers believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2001. Therefore, no provision for income taxes is included in the Plan's financial statements.

(6)    Description of Priorities Upon Plan Termination

       Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination, each participant will receive a total distribution equal to their vested share of each of the funds. All unvested Employer contributions revert to the Employers in the event of a plan termination.

                                                                      Schedule 1

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001


                                                         Shares      Fair value
                                                     ------------   ------------

*     Schwab Institutional Advantage Money Fund        1,164,487     $ 1,178,199
      Strong Government Securities Fund                   91,597         991,408
      Oakmark Fund                                            --              --
      Dreyfus Appreciation Fund                           35,809       1,365,147
      Dreyfus Small Company Value Fund                    68,039       1,419,357
*     WSFS Financial Corporation common stock            455,640       7,937,048
      Vanguard Index 500 Fund                             10,167       1,080,948
      Janus Worldwide Fund                                27,024       1,189,795
      Artisan Midcap                                       4,556         118,458
      Weitz Value                                         38,939       1,339,497
      Pax World                                          439,977           9,013
      White Oak Growth                                 1,162,709          45,173
      Artisan International                            1,333,469          24,736
                                                                     -----------

      Total investments                                              $16,698,779
                                                                     ===========

      Loans to participants (interest rate of 10%)                   $   539,257
                                                                     ===========


*Party-in-interest.

                                                                      Schedule 2

                          WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2001

               (single transaction or series of transactions in one issue aggregating 5% or more of the market value of plan assets at January 1, 2001)


                                                                       Sales                       Number of        Number of
          Name of party and                             -----------------------------            purchases and     sales and
          description of assets             Purchases       Cost         Proceeds       Gain       issuances       redemptions
------------------------------------     ------------   ------------   -------------- --------   ---------------   ----------------
Series of transactions:
         *WSFS Financial Corporation
         common stock                    $  1,615,785     1,380,612       1,519,519    138,907          66             158


*Party-in-interest.